

January 15, 2014

Via E-mail
Robert Lawless
Chief Financial Officer
NexCore Healthcare Capital Corp
1621 18th Street, Suite 250
Denver, Colorado 80202

> **Re:** **NexCore Healthcare Capital Corp**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 000-50764**

Dear Mr. Lawless:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Jena Sellers (Via E-mail)
Jeff Haughey (Via E-mail)
Rebecca Taylor (Via E-mail)